UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Earnings Release 4th quarter of 2025 (BRGAAP) www.santander.com.br/ri/en/ www.santander.com.br/ri/en/ Strategy highlights 3 Strategy progress 4 Customer centricity 4 Transactionality 5 Credit 6 Investments 7 Culture and People 8 Performance analysis 10 Executive summary 11 Income Statement and Balance Sheet Analysis 12 Managerial income statement 12 Net interest income 13 Fees 14 Result from loan losses 16 NPL Formation, write-off and renegotiated loan portfolio 17 Asset quality 18 Expenses 19 Other Operating Income and Expenses 20 Balance sheet 20 Loan portfolio 21 Funding 24 Capital 24 Reconciliation of accounting and managerial results 25 Fourth quarter 2025 Index 2 Santander Brasil | 4th quarter of 2025 Earnings Release Financial Highlights | 4Q25 Earnings Release of the 4thquarter of 2025 (BRGAAP) MARIO LEÃO CEO OF SANTANDER BRASIL Expanded Loan Portfolio R$ 708.2 billion (+2.8% QoQ and +3.7% YoY) Selective and balanced asset growth Expenses Disciplined cost management, with seasonal quarterly growth Cost of risk Stable, but still pressured by the macroeconomic environment Net Profit Net Interest Income R$ 15.3 billion (+0.8% QoQ and -4.0% YoY) Fees R$ 5.8billion(+3.6%QoQand+4.3%YoY) Diversified growth, representing key expansion pillar Client NII delivering solid performance and market NII had losses, as expected R$6.6billion(+3.3%QoQand-2.0%YoY) 3.76% (-0.1 p.p. QoQand+0.3 p.p. YoY) (+1.9% QoQ and +6.0% YoY) Funding from clients Evolution in the funding mix, with a focus on Individuals R$ 670.4billion(+1.7%QoQand+3.9%YoY) WeclosedthequarterwithanetprofitofR$4.1billion,thehighestquarterlyprofitinthepastfouryears,andareturnonequityof17.6%,inlinewith3Q25.Theseresultsreflecttheconsistencyofourstrategicexecutionandreinforceourambitiontobetheleadingfinancialplatforminourcustomers’lives,thebankeachcustomerchooseseveryday,thatsupportsclientsattheirbeginnings,the#ComeçaAgorabank,andthattreatseverycustomerasaprimaryanduniqueclient.Wecontinuetomakesteadyprogressinbuildinganincreasinglydiversified,resilientandprofitableoperation,wellpositionedtogrowsustainablyovertime. In4Q25,wemaintainedstrictdisciplineincapitalallocation,withselectiveandbalancedgrowthacrossourassets.Ontheliabilityside,wecontinuedtodiversifyourfundingmix,reducingfundingcoststhroughahigherIndividualsshareinthefundingmix.Assetqualityremainspressuredbythemacroeconomicenvironment;however,wecontinuetooperatewithprudence,disciplineandactiveriskmanagement.Intermsofefficiency,weremaincommittedtorigorouscostmanagementwhich,combinedwiththeintensiveuseoftechnology,hasallowedustoincreaseproductivityandcapturestructuralgains. Weremainrelentlesslyfocusedonexcellenceincustomerservice,experienceandjourney,acentralpillarofourstrategy,offeringsolutionsthatarerelevanttoeachbusinesscontextandeachlifemoment.Leveragingthestrengthofourintegratedchannelsandtheintensiveuseofartificialintelligence,dataandanalytics,wehaveexpandedourabilitytounderstandandengagewitheachcustomerinanincreasinglypersonalizedway.Thisyear,wehighlightthelaunchofOneApp,amulti-banksolutionbuiltoncustomerfeedback,deliveringasimple,intuitiveandeffectiveexperience.Wehavealsocontinuedtotransformthepaymentsjourney,unifyingtransfersandpaymentsinasingleenvironment,bringinggreaterfluidityandconvenience. Wemadefurtherprogressacrossourstrategicbusinesses,(i)inConsumerFinance,wecontinuedtostrengthenacomprehensiveecosystem,deliveringsolutionsthatgenerateincreasingvalueforcustomers,expandingcross-sellingandacceleratingfeegeneration,supportedbyhighsatisfactionlevels;(ii)inSMEs,wereaffirmedourcommitmenttobeingclosetoourcustomers,movingbeyondthebanktobepresentintheirbusinesses,withcomprehensiveandpersonalizedsolutionsthatprioritizetheprimaryrelationship,translatingintohighertransactionality,productivityandprofitability;and(iii)ininvestments,TorobecameSantanderCorretorathisquarter,reinforcingourpositioningandourinvestmentecosystem. Additionally,wecontinuedtoadvanceourglobalplatformagendainclosecollaborationwiththeGroup,combiningexpertise,strategyandinvestmentstodeliversimpler,moreefficientandagilesolutionstobetterservethosewhomatterthemost:ourcustomers. Weenter2026evenbetterpreparedtomeetourcustomers’needswithexcellenceandinnovation.WeremainonapathofconsistentROAEevolution,withastrongfocusonresultsanddisciplinedmanagement,guidedbydisciplinedcapitalallocation,ourstrategicpillarsandcontinuoustransformationalongsideourcustomers,employees,shareholdersandsociety. R$ 4.1billion ROAE 17.6% (Stable QoQ and -0.1 p.p. YoY) Santander Brasil | 4th quarter of 2025 Earnings Release 3 Wecontinuouslyseektoenhanceourcustomerofferingandservicemodel,combininghumaninteractionwithdigitalchannelstodeliverthebestexperienceacrossalltouchpointswiththebank.Indigitalchannels,wecontinuetoadvancetechnologically,offeringincreasinglysimpleandcomprehensivejourneys. Inassistedchannels,encompassingbothphysicalbranchesandremoteservice,ourservicemodelpositionsthebranchasaconveniencechannelandanintegralpartofourcomprehensivemultichanneloffering. Wearefocusonhyper-personalization,with60%ofIndividualsinteractionsbasedoncustomerbehaviorandlifemoment,drivinghigherengagementandconversion. OureffortsarereflectedinrisingcustomersatisfactionoverthepasttwoyearsacrossbothIndividualandCompaniessegments,reinforcingourcommitmenttodeliveringsolutionsthatmeetcustomerneedswithexcellenceinserviceandexperience. Integrated customer perspective Obsession with a complete customer experience 4 Weremainfocusedonbeingthemostpresentbankinourcustomers’lives.Ourcustomer-centricstrategytranslatesintosustainablegrowthofourcustomerbase,particularlyamongprimaryrelationshipclients,highersatisfactionlevels,asmeasuredbyNPS,andimprovedprofitability.Weexpandedourcustomerbaseby6%overtwelvemonths,reaching73.9millionclients. Theevolutionofourbusinessmodel,supportedbytheintensiveuseoftechnologytoservecustomerswhere,howandwhentheychoose,hasenabledcontinuousimprovementofthecustomerjourney,withproductofferingsbetteralignedwithindividualprofilesandaclearfocusonprimaryrelationships.Tosupporttherecoveryofprofitability,weremainfocusedonourthreeprimary-relationshippillars:transactionality,creditandinvestments. Santander Brasil | 4th quarter of 2025 Earnings Release Results Strategy Strategy Accounting and managerial results reconciliation Technologicalevolutiontoserveourcustomerswhere,howandwhentheydesire Customer Centricity Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments NPS 60 +2 points in 2 years Individuals NPS 49 +9 points in 2 years Companies Assisted channels 78 80 79 80 78 78 78 79 78 79 4Q24 1Q25 2Q25 3Q25 4Q25 Remote channel NPS Store NPS Cardsremainakeyleveroftransactionalityandastrongbusinessdriver.Thisquarter,wemaintainedincreasingrecurrenceincardusage,reflectinghighercredittransactionvolumes(+3%YoYand+3%QoQ)andgrowthinaveragespending(+14%YoYand+9%QoQ),contributingtoconsistentandsustainablegrowthincreditcardturnover(+7%YoYand+8%QoQ).Wealsohighlightthequalityofourcustomerbase,with88%beingcurrentaccountholders(+1p.p.overtheyearandstableQoQ),representingalower-riskprofile,and55%oftheIndividualsportfolioconcentratedinhigh-incomeclients.Weremainfocusedondeepeningourpresenceincustomers’livesthroughcontinuousimprovementsinexperience. Leveragingourglobalfootprint,wearebuildinganew,unifiedcloud-basedcardplatformtogetherwithGrupoSantander,facilitatingtheexchangeofexperiencesandfunctionalitieswhiledeliveringgreateragility,differentiationandbenefitstocustomers.Weremainfirmlycommittedtodeliveringinnovationatglobalscale,alwaysplacingthecustomeratthecenter. Weworkcontinuouslytobeourcustomers’dailyfinancialchoice,offeringsolutionsthatmaketheirfinanciallivessimpler,morepracticalandmoreefficient.Inthiscontext,wearetransformingthepaymentsjourneybyunifyingtransfersandpaymentsinasingleenvironment,deliveringgreaterconvenience,betterserviceandenhancedtransactionmanagementthroughsolutionssuchasTap-to-PayPix,AutomaticPix,PixviaCreditCardand“TrazerDinheiro”(BringMoney). Inparallel,wecontinuetoinvestincutting-edgetechnologiesandtoadoptrigorousprotectionprocessesthroughoutthetransactionlifecycle,furtherstrengtheningourcustomers’digitalsecurity.Forexample,theSecurityAlert,whichenhancesprotectionforonlinepaymentsthroughnotificationsoftransferstosuspiciousaccounts. Keyleverfortransactionality Cards Payments journey Santander Brasil | 4th quarter of 2025 Earnings Release 5 Results Strategy Strategy Accounting and managerial results reconciliation Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Fundamental pillar for customer primacy Booster for the revenue diversification Focus on being present in the daily lives of our customers Transactionality Consumer Finance as the highlight in the credit pillar WeremainthelargestandmostdigitalConsumerFinanceplatforminthecountry,recognizedforconvenience,withasimplifiedonboardingjourneycompletedinjustfourclicksandhigh-qualitycustomerservicefromthefirstinteraction.Thisstructureisfurtherstrengthenedbythecapillarityofourcommercialnetwork,withastrongpresenceatpartnerpointsofsalesuchasretailersandcorrespondents.Thispositioning,combinedwithpartnershipswithsixofthetenlargestautomakersinthecountry,supportsourleadershipinIndividualvehiclefinancing,witha20%marketshare2oftheportfolio. TheloanportfolioreachedR$94billion(+13%overtheyear),ofwhichR$81billionrelatestovehicles(+11%annually),andproductiontotaledR$14billioninthequarter.Wecontinuetoexpandcross-selling,withmorethan1millionaccountsopenedoverthepasttwoyears,whilestrengtheningourintegratedofferingtobettermeetcustomerneeds.Insurancepoliciesacceleratedby113%intheannualcomparison,andfeesonnewcontractsincreased28%overthesameperiod.Delinquencyover90daysremainedundercontrol(+0.1p.p.versuslastyear),andcustomersatisfactionremainedhigh,reflectedinanNPSof90points. Wearefocusedonthequalityandprofitabilityofourlendingportfoliothroughselectivegrowthandbyfavoringtheoverallrelationshipwithourcustomers.Weended2025withR$269billioninourexpandedloanportfoliointheindividualsegment,decreasing1%intheannualcomparison.Wemaintainadisciplinedapproachtolending,focusingonthequalityandprofitabilityofourassets,increasingthesegment'srevenueby2%YoYin2025,evenwithaslightdecreaseintheportfolio.RevenuesintheSelectsegmentgrew7%intheannualcomparison;notably,thissegmentexhibitsdelinquencylevels31%lowerthanotherIndividualsegments.Inthemassincomesegment,wecontinuetoadvancehyper-personalizationandenhancecustomerexperienceandjourney,withastrongfocusontransactionality,achieving14%growthindepositsversusa5%declineincredit,alongsidea19%reductionincosttoserveovertheyear,improvingefficiency. Focus on asset quality and profitability Creditservesasacomplementarycomponenttotransactionalityandinvestments,withhyper-personalizationcontributingtomaximizethecustomerexperience.Wefocusondata-drivenprospection,reducingoftheacquisitioncostandreal-timecustomizedoffers.WehavealsoadoptedanincreasinglysmarterapproachthroughOpenFinanceforSMEsandIndividuals. Individuals Santander Financiamentos (1) Compared to the previous model implemented in Feb/24. (2) Data-base: November/25. Wearecloser,moreavailableandmoreintegratedintoourcustomers’businesses,withanofferingthatprioritizesprimaryrelationships.WecontinuetoexpandourSMEssegmentthroughhighertransactionality,consistentcreditgrowthandincreasedfunding,alongsidecontinuousimprovementsincustomerexperienceandtailoredofferings.TheexpandedSMEsloanportfolioreachedR$95billion,representing13%growthovertheyear.Inaddition,werefreshedourofferingandservicemodellastyear,reinforcedourspecialistteams,maintainedastrongfocusonprocessdigitalizationandinvestedinstrengtheningourbrand.Theseinitiativesenabledimprovedservicelevels,higherproductivity(threetimesmorevisits1),increasedcustomersatisfaction(+9pointsovertwoyears)andbusinessprofitability.For2026,weredesignedthesegmentationofcompaniestobetterservecustomers,enablingmorepersonalizedservicealignedwithourglobalmodel. Wide presence and competitive advantages to drive business growth SMEs Santander Brasil | 4th quarter of 2025 Earnings Release 6 Results Strategy Strategy Accounting and managerial results reconciliation Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Credit Expansionofthefundingplan Investments Results Strategy Strategy Accounting and managerial results reconciliation Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Santander Brasil | 4th quarter of 2025 Earnings Release 7 Wecontinuetoadvanceourexpansionplan,leveragingadvancedtechnologytohyper-personalizecustomerexperiences.Weareconnectingdata,technologyandrelationshipsinserviceofourcustomers,whilefurtherenhancingproductivity. Wenowhave1.8thousandadvisors,presencein180citiesandhighservicesatisfaction,withanNPSof87points(+6p.p.overtheyear). WeremainfocusedonimprovingthefundingmixbyincreasingtheshareofIndividuals. Asaresult,theIndividuals’shareoftotalfundingincreasedby5p.p.overtwelvemonths,risingfrom45%(4Q24)to50%(4Q25). TheIndividualinvestorclientbase,comprisingclientswithinvestmentsaboveR$100thousand,grew8%intheannualcomparison. Individuals TheinitiativeispartoftheBank’sstrategicplantosimplifythecustomerjourney,strengthenitspositioningandaccelerateinnovationinanincreasinglycompetitivemarket.Thiscombinationrepresentsastepchangeincustomerexperience,providingaccesstoanevenbroaderecosystemofproductsandsolutions,aswellaspersonalizedrecommendationsandmarketinsights. TheTorobrandremainspartoftheGroup’sstrategy,nowwithapositioningspecificallyfocusedonthetraderaudience,preservingitsvalueproposition,platforms,toolsandspecializedcontent.SantanderCorretora,inturn,willconcentratetheintegratedinvestmentofferingforthebroaderclientbase,fullyembeddedwithintheBank’secosystem. In4Q25,weannouncedtheintegrationofToroInvestimentosintotheSantanderCorretoraecosystem,markinganewphaseinitsinvestmentmarketstrategy,withtheunificationofToroundertheSantanderCorretorabrandandtheexpansionoftheproductoffering,includingthedistributionofcryptoassets. Focusedonexpandingretailfundinganddevelopingabest-in-classinvestmentplatform,combininghumanrelationshipswithscalabledigitalexcellence (1) eNPS (Employee Net Promote Score) – measurement of employee satisfaction levels. Santander Brasil | 4th quarter of 2025 Earnings Release 8 37% Black and brown employees +1 p.p. YoY Inclusive culture 37% Women in leadership roles Our people are the greatest lever for delighting our customers We continue to strengthen our organizational culture, which has the purpose of helping people and businesses prosper. Our employees highlight that teamwork, collaboration, and an inclusive environment are among the top reasons for pride in being part of the Group. Taking initiative and innovating gain prominence, accelerating digital transformation and enhancing personalized offerings for the most diverse segments of society. We achieved an eNPS1 of 79 points in our Your Voice survey, an important tool that enables us to gauge the organization's pulse and establish actions for our constant evolution. +2 p.p. in 2 years Stable in 2 years Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Results Strategy Strategy Accounting and managerial results reconciliation +1 p.p. YoY Continuous learning Growth opportunities are democratized and within everyone's reach. We invest in fostering an environment where each professional engages in continuous learning and, from that, takes the lead in building their own career. 92% of employees participated in training during the year The health and well-being of employees are non-negotiable for Santander. We focus on physical, emotional, social and financial well-being of our employees. Well-being WeenabledR$38.6billioninsustainablebusinessandachievedaportfolio1ofR$50.7billion,whichincludesgreenbondissuances,cleanenergyfinancing,anddedicatedproductoptions. WemaintainedourmarketleadershipinCBIOS(carboncredits)witha41%marketshare. AtProsperaSantanderMicrofinance,whichprovidesfinancialsolutionstoentrepreneurs,weattainedaloanportfolioofR$3.5billion(+5%YoY),with1.2millionactivecustomers. ThroughtheAmigodeValor(23rdedition)andParceirodoIdoso(13thedition)programs,dedicatedtoprotectingtherightsofchildren,adolescentsandelderlyindividualsinvulnerablesituations,wemobilizedR$44.5milliontosupport106projects. Weachievedan“A”scorefromCDP(CarbonDisclosureProject),placingSantanderontheprestigiousAList:thescaleisfrom“A”to“D”,with“A”beingthegreaterscore.Furthermore,weremainconstituentsofleadingsustainabilityindices,includingISE,IdiversaandICO2. Main highlights of the quarter: (1) Portfolio includes operations that qualify under Santander's Sustainable Finance and Investment Classification System ("SFICS"). Santander Brasil | 4th quarter of 2025 Earnings Release 9 Sustainability Strategy progress: Transactionality Transactionality Culture and People Culture and People Customer Centricity Customer Centricity Credit Credit Investments Investments Inthisjourney,thehighlightsaretheassessmentandmitigationofsocial,environmental,andclimateriskswhenprovidingloanstoprojectsandcompanies;thegenerationofbusinessesthatsupportcustomers'transitiontowardsalow-carboneconomy;andthebuildingofamoreinclusivesocietythroughactionsineducation,employabilityandentrepreneurship,inadditiontofinancialandsocialinclusion.Manyoftheseinitiativesareaccompaniedbyglobalgoalsinareaswherewehavethegreatestpotentialimpact,suchasclimate,financialandculturalinclusion.Toensurepropergovernanceofthisprocess,werelyonrobustpoliciesandcontrols,supportedbyseniorleadership. Oursustainabilityhistorystartedover20yearsago.Throughoutthisperiod,wehaveundergoneajourneyofsignificantevolution,duringwhichwehaverefinedourprograms,businessesandgovernancepertainingtothetheme. Results Strategy Strategy Accounting and managerial results reconciliation 4thquarter 2025 Performance Analysis NetprofittotaledR$4.1billioninthequarter,rising6.0%overtwelvemonthsand1.9%comparedwiththepriorquarter,resultinginaROAEof17.6%,down0.1p.p.fromayearearlierandstablequarterly.Year-to-datenetprofitwasR$15.6billion,anincreaseof12.6%intheperiod. Totalrevenuesdeclined1.9%overtheyearandincreased1.6%inthequarter,drivenbyfees.Netinterestincomedecreased4.0%overtwelvemonths,explainedbylowermarketNII,negativelyimpactedbyinterestratesensitivity,partiallyoffsetbyhigherclientNII,supportedmainlybyvolume,mixandpricingdiscipline,contributingtospreadexpansion.Inthequarter,NIIincreased0.8%,withclientNIIrisingonvolume,whilemarketNIIcontinuedtopostlossesduetointerestratesensitivityandlowertreasuryresults. Feesdeliveredsolidperformancebothannuallyandquarterly,maintainingthefocusonrevenuediversification,morebalancedbetweencreditandservices,andremainingakeygrowthpillar.Overtheyear,feesincreased4.3%,drivenbycards,insuranceandassetmanagement,partiallyoffsetbyrevenuesreclassifiedtonetinterestincomeunderCMNResolutionNo.4,966/21,adoptedin2025.Excludingtheseeffects,feeswouldhavegrown6.9%overtheyear.Inthequarter,feesrose3.6%,supportedbyhigherrevenuesfromcardsandinsurance. Theexpandedloanportfolioincreased3.7%overtheyearand2.8%inthequarter,alignedwithdisciplinedcapitalallocationfocusedonstrategicbusinesses,portfolioriskmanagementandprofitability. Customerfundinggrew3.9%overtwelvemonthsand1.7%versusthepriorquarter,maintainingourpursuitofamorebalancedmixbetweenIndividualsandCompaniesclients,withIndividualsaccountingfor50%oftotalfunding,anincreaseof5p.p.overtheyearand3p.p.quarterly. Regardingprovisions,weobservedanimprovedperformancecomparedwiththepreviousquarter,mainlyreflectingtheaccelerationofcoveragereinforcementthroughouttheyearandtheabsenceofrelevantone-offeffects,suchasspecificwholesalecases. Expensesremainedundercontrol,declining2.0%overtheyear(-2.6%inrealterms)andincreasing3.3%inthequarter(+2.7%inrealterms),reflectingyear-endseasonalityandourcontinuedcommitmenttoefficientcostmanagementandtheuseoftechnologytooptimizeprocessesandmaximizeproductivity.Theefficiencyratioreached38.8%inthequarter(+0.8p.p.fromayearearlierand+1.4p.p.versusthepriorquarter),impactedbymarketNIIperformance. Weremaincommittedtodeliveringsustainablelong-termresultsthroughasolidanddiversifiedbalancesheet,drivenbyanunwaveringfocusonexcellenceincustomerexperience. GUSTAVO ALEJO, CFO OF SANTANDER BRASIL Santander Brasil | 4th quarter of 2025 Earnings Release 10 Quarterly Highlights Client NII R$ 16.8 billion Market NII R$ -1.5billion Cost of Risk 3.76% Efficiency ratio 38.8% ROAE 17.6% Funding from Clients R$ 670billion Managerial Net Profit R$ 4.1 billion +1.9% QoQ+6.0% YoY Expanded loan portfolio R$ 708 billion +2.8% QoQ+3.7% YoY +1.7% QoQ+3.9% YoY +1.6% QoQ+6.6% YoY +10.3%QoQn.a. YoY -0.1 p.p. QoQ+0.3 p.p. YoY +1.4 p.p. QoQ+0.8 p.p. YoY Stable QoQ-0.1 p.p. YoY Executive summary (1) Excluding100%ofthegoodwillbalance(netofamortization),whichamountedtoR$1,767millioninDecember2025,R$1,838millioninSeptember2025andR$2,219millioninDecember2024. (2) EfficiencyRatio:GeneralExpenses/(NetInterestIncome+Fees+TaxExpenses+OtherOperatingIncome/Expenses+InvestmentsinAffiliatesandSubsidiaries). (3) RecurrenceRatio:Fees/GeneralExpenses. (4) Coverageratio:stage3provisionunderstage3portfolio. (5) Includingprivatesecuritiesandguarantees(mortgagereceivablescertificates-"CRI",agriculturalreceivablescertificates-"CRA",creditrightsinvestmentfunds-"FIDC",andruralproductbonds-"CPR",inadditiontodebentures,promissorynotes,commercialpapers,eurobondsandfloatingratesnotes). (6) IncludingSavings,DemandDeposits,TimeDeposits,Debentures,AgribusinessCreditNotes-"LCA",MortgageCreditNotes-"LCI",FinancialBills,CertificatesofStructuredOperations-"COE",andSecuredMortgageNotes-"LIG". (7) Numberofsharesrepresentingtheoutstandingsharecapital,excludingtreasuryshares. (8) Dec/25: On October 10th of 2025, approved the distribution of IoC in the amount of R$ 2,000 million, and on December 22nd of 2025, approved the distribution of IoC in the amount of R$ 620 million. Sep/25: On July 10th of 2025, approved the distribution of IoC in the amount of R$ 2,000 million. Dec/24: On October 10th of 2024, approved the distribution of IoC in the amount of R$ 1,500 million. R$ million Santander Brasil | 4th quarter of 2025 Earnings Release 11 Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation 4Q25 3Q25 4Q25 x 3Q25 4Q24 4Q25 x 4Q24Managerial net profit 4,086 4,009 1.9% 3,855 6.0% Performance indicators Managerial return on average equity1 - annualized17.6%17.5%0.02 p.p.17.6%-0.1 p.p.Managerial return on average asset1 - annualized 1.3%1.3%0.01 p.p.1.2%0.1 p.p.Efficiency ratio238.8%37.5%1.4 p.p.38.0%0.8 p.p.Recurrence ratio386.7%86.4%0.3 p.p.81.5%5.3 p.p.NPL ratio (15 to 90 days)4.0%3.9%0.1 p.p.3.7%0.3 p.p.NPL ratio (over 90 days)3.7%3.4%0.3 p.p.3.2%0.5 p.p.Coverage ratio of stage 3 loan portfolio466.4%66.2%0.2 p.p.-- Balance sheet Dec/25 Sep/25 Dec/25 x Sep/25 Dec/24 Dec/25 x Dec/24Total assets 1,255,624 1,253,877 0.1% 1,335,238 -6.0%Loan portfolio 566,074 550,261 2.9% 549,657 3.0%Total expanded loan portfolio5 708,201 688,801 2.8% 682,693 3.7%Funding from clients6 670,430 659,479 1.7% 645,526 3.9%Equity 95,650 94,171 1.6% 90,744 5.4%BIS ratio15.4%15.2%0.2 p.p.14.3%1.1 p.p.CET1 ratio11.6%11.7%-0.2 p.p.11.0%0.6 p.p. Shares indicators 4Q25 3Q25 4Q25 x 3Q25 4Q24 4Q25 x 4Q24Market cap (R$ million) 126,300 110,580 14.2% 88,900 42.1%Managerial net profit by unit (R$) - annualized 4.38 4.29 1.9% 4.13 5.8%Accounting net profit by unit (R$) - annualized 4.31 4.22 2.0% 4.02 7.2%Total shares by the end of the period - million7 7,471 7,471 - 7,460 12 Book value by unit (R$) 25.11 24.72 1.6% 23.73 5.8%IoC and dividends8 (R$ million) 2,620 2,000 620 1,500 1,120 Other data Dec/25 Sep/25 Dec/25 x Sep/25 Dec/24 Dec/25 x Dec/24Employees 49,661 51,747 (2,086) 55,646 (5,985)Stores 916 961 (45) 1,239 (323)Points of sale 769 828 (59) 1,025 (256)Own ATMs 6,006 6,285 (279) 7,615 (1,609)Shared ATMs 26,705 25,497 1,208 24,214 2,491 ROAE and managerial net profit R$ million ROAE Managerial income statement R$ million Santander Brasil | 4th quarter of 2025 Earnings Release 12 3,855 3,861 3,659 4,009 4,086 17.6% 17.4% 16.4% 17.5% 17.6% 4Q24 1Q25 2Q25 3Q25 4Q25 -0.1 p.p. 0.0 p.p. 4Q25 3Q25 4Q25 x 3Q25 4Q24 4Q25 x 4Q24 Net interest income 15,332 15,208 0.8% 15,978 -4.0% Client NII 16,818 16,556 1.6% 15,780 6.6% Market NII (1,486) (1,348) 10.3% 198 n.a. Fees 5,754 5,552 3.6% 5,515 4.3% Total revenue 21,086 20,760 1.6% 21,493 -1.9% Result from loan losses (6,105) (6,524) -6.4% (5,932) 2.9% Provision for loan Losses (6,768) (7,510) -9.9% (6,682) 1.3% Recovery of loans written-off as losses 664 986 -32.7% 750 -11.6% General expenses (6,633) (6,423) 3.3% (6,769) -2.0% Personnel expenses (3,044) (3,005) 1.3% (3,306) -7.9% Administrative expenses (3,589) (3,419) 5.0% (3,463) 3.6% Tax expenses (1,471) (1,420) 3.5% (1,485) -0.9% Investments in affiliates and subsidiaries 71 98 -27.5% 59 20.6% Other operating income/expenses (2,609) (2,298) 13.5% (2,271) 14.9% Operating income 4,340 4,192 3.5% 5,096 -14.8% Non operating income 7 97 -93.0% 8 -19.9% Profit before tax 4,347 4,289 1.3% 5,104 -14.8% Income tax and social contribution (110) (190) -42.2% (1,177) -90.7% Minority interest (150) (90) 66.2% (73) n.a. Managerial net profit 4,086 4,009 1.9% 3,855 6.0% Accounting net profit 4,023 3,944 2.0% 3,746 7.4% Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Stable Net interest income During the quarter, client NII grew by 1.6%, driven by credit NII, where average volumes increased mainly in lower-risk products, which exerted some pressure on spreads. Funding NII also improved, driven by higher volumes and a better mix, more than compensating for fewer business days in the quarter. Over twelve months, client NII rose 6.6%, driven both by funding NII, benefitting from higher Selic rates and volumes, and by the positive contribution from credit NII, due to volume, and working capital, the latter supported by the Selic. It is worth noting that the deferral expense arising from the reclassification under CMN Resolution No. 4,966/21 negatively impacted spreads by 0.2 p.p. on an annual basis. Market NII losses widened in the quarter, totaling loss of R$ 1,486 million versus a negative R$ 1,348 million in the previous quarter, mainly due to lower treasury results. For the year, the impact was driven primarily by negative interest-rate sensitivity. Evolution of net interest income Spread (p.a.) Market NII Client NII R$ million Santander Brasil | 4th quarter of 2025 Earnings Release 13 R$ million NII Net interest income reached R$ 15,332 million in 4Q25, an increase of 0.8% quarter-over-quarter. Client NII amounted to R$ 16,818 million, rising 1.6% quarterly, while market NII deteriorated, posting a loss of R$ 1,486million. On an annual comparison, NII declined 4.0%, reflecting the performance of market NII, negatively affected by its sensitivity to higher interest rates, while client NII increased 6.6%, supported by wider spread and higher volumes during the period. 198 97 (730) (1,348) (1,486) 15,780 15,825 16,127 16,556 16,818 15,978 15,922 15,396 15,208 15,332 10.49% 10.51% 10.75% 10.85% 10.67% -2.00% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% (2,000) 3,000 8,000 13,000 18,000 23,000 28,000 4Q24 1Q25 2Q25 3Q25 4Q25 0.18 p.p. -0.17 p.p. Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 4Q25 3Q25 4Q25 x 3Q25 4Q24 4Q25 x 4Q24 Client NII 16,818 16,556 1.6% 15,780 6.6% Product NII 15,995 15,753 1.5% 15,179 5.4% Volume 617,744 598,959 3.1% 596,124 3.6% Spread (p.a.) 10.67% 10.85% -0.17 p.p. 10.49% 0.18 p.p. Working capital 824 803 2.6% 601 37.1% Market NII (1,486) (1,348) 10.3% 198 n.a. NII 15,332 15,208 0.8% 15,978 -4.0% Fees totaled R$ 5,754 million in 4Q25, expanding 3.6% quarter-on-quarter, mainly due to higher revenues from cards and insurance. On an annual basis, fees increased 4.3%, led by cards, insurance and asset management (both funds and “consórcios”), partially offset by lower loan-related fees as a result of the reclassification under CMN Resolution No. 4,966/21. Excluding the effects of the regulation, origination fees would have grown 3.7% over the year and total fees would have expanded 6.9% in the annual comparison. Evolution of total fees Fee breakdown R$ million R$ million Fees Santander Brasil | 4th quarter of 2025 Earnings Release 14 R$ million Card revenues reached R$ 1,680 million in 4Q25, up 7.2% quarterly and 8.2% versus 4Q24, mainly driven by higher credit card turnover anchored in an increase in average spending. Cards revenues R$ million Turnover and average spending2 R$ billion Cards (1) Disregarding the CMN Resolution No. 4,966/21 effect. (2) Credit Spending. 5,515 5,137 5,204 5,552 5,754 3,000 3,500 4,000 4,500 5,000 5,500 6,000 4Q24 1Q25 2Q25 3Q25 4Q25 4.3% 3.6% 5,515 127 (44) 154 (118) (12) 95 (36) 73 5,754 4,000 4,200 4,400 4,600 4,800 5,000 5,200 5,400 5,600 5,800 6,000 4Q24 Cards Current Account Insurance Fees Credit Operations Securities Brokerage and Placement Asset Management Collection Services Others 4Q25 76.6 71.0 74.2 76.4 82.1 29.3 25.5 25.4 24.8 26.9 105.9 96.5 99.6 101.2 109.1 100 94 99 104 114 (20) - 20 40 60 80 100 120 140 5.0 25.0 45.0 65.0 85.0 105.0 125.0 145.0 165.0 185.0 4Q24 1Q25 2Q25 3Q25 4Q25 Credit Debit Average spending (base 100) 1,554 1,420 1,483 1,568 1,680 500 700 900 1,100 1,300 1,500 1,700 1,900 4Q24 1Q25 2Q25 3Q25 4Q25 4Q25 3Q25 4Q25 x 3Q25 4Q24 4Q25 x 4Q24 Cards 1,680 1,568 7.2% 1,554 8.2% Insurance fees 1,204 1,148 4.9% 1,050 14.7% Current account 889 892 -0.3% 933 -4.7% Credit operations 513 522 -1.6% 631 -18.7% Asset management 469 462 1.4% 374 25.3% "Consórcios" 288 291 -1.0% 254 13.6% Asset management and pension funds 178 171 4.5% 120 48.4% Securities brokerage and placement 408 426 -4.1% 421 -3.0% Collection services 272 283 -3.9% 308 -11.5% Others 318 252 26.3% 245 30.0% Total fees 5,754 5,552 3.6% 5,515 4.3% Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 231 +3.7%1 +6.9%1 5,8951 1,050 1,028 1,027 1,148 1,204 4Q24 1Q25 2Q25 3Q25 4Q25 Asset management revenues R$ million SecuritiesbrokerageandplacementfeesamountedtoR$408millionintheperiod,down4.1%quarterlyand3.0%intheannualcomparison,bothvariationsexplainedbyalowernumberofcapitalmarketstransactions. Securitiesbrokerageandplacement Securities brokerage and placement revenues R$ million CurrentaccountservicefeestotaledR$889millionin4Q25,broadlystablequarterly(-0.3%),anddeclining4.7%incomparisonwiththe4Q24.Wecontinuetoprioritizethecompletenessofcustomerrelationships,focusingontransactionalityandprimaryrelationships. Currentaccount AssetmanagementfeestotaledR$469millioninthequarter,up1.4%quarterly,supportedbyfunds.Overtheyear,theserevenuesexpandedby25.3%,drivenbybothfundsand“consórcios”.Commercialaccelerationthroughnewsaleschannelshasdriventhegrowthofour“consórcios”business,whichexpanded13.6%intheannualcomparison. Current account revenues R$ million Santander Brasil | 4th quarter of 2025 Earnings Release 15 InsurancefeestotaledR$1,204millionin4Q25,rising4.9%quarter-on-quarter.Revenuesbenefitedfromhighergrosswrittenpremiums,particularlyintheautosegment.Intheannualcomparison,insurancerevenuesexpanded14.7%,reflectingstrongperformanceinnon-credit-linkedinsurance,withhighlightstoauto,andthelaunchofthecard-accountinsuranceproduct. Insurance revenues R$ million Insurance CreditoperationfeestotaledR$513millionin4Q25,down1.6%versusthepriorquarter.The18.7%yearlydeclinereflectsthemigrationoforigination-relatedfeestoNIIinlinewithCMNResolutionNo.4,966/21implementation.Disregardingthereclassification,originationfeeswouldhaveincreased3.7%overtheyear.CollectionsservicesfeesamountedtoR$272millionintheperiod,declining3.9%quarterlyand11.5%year-on-year,mainlyduetoloweruseofbillingslips. CreditoperationsandCollectionsServices Assetmanagement 421 398 353 426 408 4Q24 1Q25 2Q25 3Q25 4Q25 933 900 939 892 889 45.9 47.0 47.7 48.5 49.4 (10.0) - 10.0 20.0 30.0 40.0 50.0 60.0 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 1,500 4Q24 1Q25 2Q25 3Q25 4Q25 Current Account Account holders (million) 120 150 152 171 178 254 264 281 291 288 374 414 433 462 469 4Q24 1Q25 2Q25 3Q25 4Q25 Asset Management "Consórcios" Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation Provision for loan losses decreased 9.9% in the quarter, reflecting the acceleration of coverage implemented in the first half of the year and the absence of relevant one-off effects, as mentioned above, and increased 1.3% over the year, despite continued pressure from the macroeconomic environment, given the persistence of high interest rates, elevated household indebtedness and a higher number of chapter 11 filings. The year-on-year comparison is also affected by changes in the provisioning model introduced by CMN Resolution No. 4,966/21, adopted as of 2025. Revenue from recovery of loans written-off as losses totaled R$ 664 million in the quarter, declining 32.7% quarterly and 11.6% compared with a year earlier. We remain committed to operating with excellence, supported by intensive use of technology and data, enabling a timelier and more accurate understanding of our customers’ life moments. Result from loan losses and cost of risk R$ million Managerial result from loan losses totaled R$ 6,105 million in 4Q25, declining 6.4% versus the prior quarter, mainly reflecting the acceleration of coverage carried out throughout the year and the absence of relevant one-off effects, such as specific wholesale cases. On an annual comparison, the result from loan losses increased 2.9%, impacted by both the macroeconomic environment and the implementation of CMN Resolution No. 4,966/21. Santander Brasil | 4th quarter of 2025 Earnings Release 16 The cost of risk reached 3.76%, down 0.1 p.p. quarterly, reflecting lower provision expenses alongside loan portfolio growth. As of 2025, the indicator incorporates new methodology derived from CMN Resolution No. 4,966/21 and is therefore not comparable with periods prior to 2025. (622) (896) (986) (664) 7,012 7,758 7,510 6,768 6,390 6,862 6,524 6,105 3.74% 3.90% 3.86% 3.76% 3.00% 3.20% 3.40% 3.60% 3.80% 4.00% (1,000) 1,000 3,000 5,000 7,000 9,000 11,000 13,000 15,000 1Q25 2Q25 3Q25 4Q25 Provision for loan losses Recovery of loans written-off as losses Cost of risk1 (1) Annualized accumulated cost of risk Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 5,492 6,079 7,992 4,875 4,147 1.01% 1.11% 1.47% 0.89% 0.74% 4Q24 1Q25 2Q25 3Q25 4Q25 Write-off over loan portfolio2 NPLformationtotaledR$6,460millionin4Q25,down2.7%quarter-on-quarterandup12.5%overtheyear.TheNPLformationtoloanportfolioratioreached1.17%intheperiod,improvingby0.06p.p.quarterly.Eveninapressuredmacroeconomicenvironment,theindicatorreflectsourdisciplinedriskmanagement. Write-offsamountedtoR$4,147millionin4Q25,declining14.9%comparedwiththepriorquarterand24.5%overtheyear.Aspreviouslymentioned,werecordedamoresignificantleveloflossanticipationmainlyinthefirsthalfoftheyear.Asaresult,thewrite-offtoloanportfolioratiofell0.15p.p.inthequarterand0.27p.p.overtheyear,reaching0.74%. NPL Formation1 Write-off Renegotiated loan portfolio Santander Brasil | 4th quarter of 2025 Earnings Release 17 Write-off (R$ million) (1) NPL Formation is calculated by adding the portfolio written-off during the period to the change in the balance of the over-90-day non-performing loan portfolio, over the prior quarter’s loan portfolio, not considering the renegotiated portfolio. (2) Average loan portfolio balance for the last two quarters. 5,744 6,766 6,568 6,637 6,460 1.07% 1.23% 1.20% 1.23% 1.17% 4Q24 1Q25 2Q25 3Q25 4Q25 Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation AsofJanuary1,2025,followingCMNResolutionNo.4,966/21,therenegotiatedportfolioispresentedunderabroaderconceptandisnotcomparablewithpriorperiods. Attheendof4Q25,therenegotiatedportfoliototaledR$49.4billion.Itisimportanttonotethatwebegantoincluderenegotiationsofoperationswitharrearsoflessthan30days;thischangeexplainsthe9.4%increaserecordedinthequarter.Coverageofthisportfolioendedthequarterat44.9%,comparedwith45.2%inthepreviousquarter. Renegotiated portfolio Restructured portfolio Coverage ratio Restructured / Renegotiated portfolio R$ billion NPL formation (R$ million) NPL formation over loan portfolio1 48.7 44.8 45.2 49.4 24.0 22.9 22.7 24.0 45.3% 44.6% 45.2% 44.9% 49.3% 51.1% 50.2% 48.6% Mar/25 Jun/25 Sep/25 Dec/25 The15-to-90-dayNPLratioforIndividualsremainedstableat5.1%inDecember2025,alignedwithdisciplinedoriginationfocusedonprofitability.Overtheyear,theratioincreased0.3p.p.,drivenbyamorechallengingmacroeconomicenvironment,particularlyaffectinglower-incomesegments,andbyasmallerIndividualloanportfoliobase. ForCorporateandSMEs,theratioendedtheperiodat2.5%,rising0.3p.p.quarter-on-quarterand0.4p.p.overtheyear.InSMEs,theratioincreased0.2p.p.quarterlyand1.0p.p.onanannualbasis,reaching5.4%attheendof2025.InCorporate,ahighernumberofchapter11casespressuredthequarterby0.2p.p.;however,theratioimprovedby0.2p.p.overtheyear. The15-to-90-dayNPLratioclosedthequarterat4.0%,up0.1p.p.quarterly,remainingbroadlystable,despiteamorechallengingmacroeconomicenvironment. Asset quality Santander Brasil | 4th quarter of 2025 Earnings Release 18 Total Individuals Corporate and SMEs Theover-90-dayNPLratioreached3.7%inDecember2025,up0.3p.p.inthequarterand0.5p.p.intheannualcomparison,reflectingdeteriorationamongIndividuals,particularlyamonglower-incomesegments,andamongCorporate&SMEs,drivenbysmallercompanies. TheNPLratioover90daysincreasedinthequarterby0.4p.p.and0.2p.p.intheIndividualsandCorporate&SMEssegments,respectively. AmongIndividuals,theincreasewasconcentratedinlower-incomesegments,whichweremoreaffectedbythechallengingeconomicenvironment,resultingina0.3p.p.increaseonanannualcomparison. IntheCorporate&SMEsportfolio,theindicatorwasmainlyimpactedbytheSMEssegment,withanincreaseof0.8p.p.QoQand1.4p.p.YoY,reaching5.9%. InCorporates,theNPLratiostoodat0.2%,withanimprovementof0.1p.p.QoQandadeteriorationof0.2p.p.YoY. Over-90-dayNPLratio Total Individuals Corporate and SMEs 1.6% 1.9% 1.8% 2.1% 2.4% 4.3% 4.3% 4.0% 4.2% 4.6% 3.2% 3.3% 3.1% 3.4% 3.7% Dec/24 Mar/25 Jun/25 Sep/25 Dec/25 4.5% 4.9% 4.4% 5.1% 5.9% 0.04% 0.1% 0.2% 0.3% 0.2% Dec/24 Mar/25 Jun/25 Sep/25 Dec/25 2.0% 1.9% 2.2% 2.2% 2.5% 4.8% 5.6% 5.3% 5.1% 5.1% 3.7% 4.1% 4.0% 3.9% 4.0% Dec/24 Mar/25 Jun/25 Sep/25 Dec/25 4.4% 4.5% 5.0% 5.1% 5.4% 0.6% 0.2% 0.3% 0.2% 0.4% Dec/24 Mar/25 Jun/25 Sep/25 Dec/25 Corporate SMEs Corporate SMEs 15-to-90-dayNPLratio Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation Santander Brasil | 4th quarter of 2025 Earnings Release 19 (1) Excluding 100% of the goodwill amortization expense of R$ 64 million in 4Q25, R$ 64 million in 3Q25, and R$ 109 million in 4Q24. (2) Including profit-sharing. (3) Expenses with business expansion and technology projects include expenses that must support our future growth, such as software amortization and commissions with third-parties in boosting sales. GeneralexpensestotaledR$6,633millionin4Q25,up3.3%quarterlydrivenbyhighertechnologyinvestmentsandadvertising,seasonallylargerinthefourthquarter,andbyhigherpersonnelcosts,mainlyreflectingthe2025unionagreementof5.68%appliedtothesalarybaseofemployeesfromSeptember2025onwardsandduetoincreasedvariablecompensation. Onanannualbasis,expensesfell2.0%,primarilyreflectingfootprintandworkforceoptimization,partiallyoffsetbyhighercostsfromthe2025unionagreementandtechnologyinvestments.Expensesrelatedtobusinessexpansionandtechnology3rose4.1%,whilerecurringexpensesdeclined5.1%overtheyear.Wemaintainedstrictcostdiscipline,supportedbytechnologyandourcultureofproductivityandoperationalexcellence. Itisworthnotingthatin2025,1.6thousandemployeesweretransferredtoSSD,aGroupcompany,alignedwiththestrategytobuildglobalserviceplatforms. Theefficiencyratiostoodat38.8%in4Q25,up1.4p.p.quarterlyand0.8p.p.intheannualcomparison.Weremaincommittedtointensiveuseoftechnology,efficientcostmanagementanddisciplinedprocessoptimization. 3,306 3,189 3,033 3,005 3,044 2,634 2,570 2,561 2,575 2,743 830 814 819 843 846 6,769 6,573 6,412 6,423 6,633 4Q24 1Q25 2Q25 3Q25 4Q25 Personnel Expenses Administrative Expenses Depreciation and Amortization 38.0% 37.2% 36.8% 37.5% 38.8% 4Q24 1Q25 2Q25 3Q25 4Q25 Expenses R$ million Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation R$ million General expenses Efficiency ratio4Q253Q254Q25 x 3Q254Q244Q25 x 4Q24Outsourced services, transports, security and financial system Services (914) (971)-5.9% (922)-0.9%Advertising, promotions and publicity (211) (116)82.6% (217)-2.5%Data processing (975) (825)18.2% (758)28.7%Communications (73) (58)26.4% (68)8.1%Rentals (114) (127)-9.9% (167)-31.6%Maintenance and conservation of assets (75) (69)8.9% (77)-2.0%Water, electricity and gas (59) (37)58.5% (41)44.7%Material (27) (14)96.7% (32)-16.1%Other (294) (359)-18.0% (353)-16.6%Subtotal (2,743) (2,575)6.5% (2,634)4.2%Depreciation and amortization1 (846) (843)0.3% (830)2.0%Total administrative expenses (3,589) (3,419)5.0% (3,463)3.6%Compensation2 (2,052) (2,033)0.9% (2,293)-10.5%Charges (530) (517)2.5% (536)-1.1%Benefits (443) (439)0.8% (443)0.0%Training (20) (15)27.4% (18)9.5%Other 0 0 32.6% (16)n.a.Total personnel expenses2 (3,044) (3,005)1.3% (3,306)-7.9%Administrative + personnel expenses (excludes depreciation and amortization) (5,787) (5,580)3.7% (5,939)-2.6%Total general expenses (6,633) (6,423)3.3% (6,769)-2.0%Employees 49,661 51,747 (2,086) 55,646 (5,985)Stores and points of sale 1,685 1,789 (104) 2,264 (579) Total assets and liabilities amounted to R$ 1,256 billion in December 2025, up 0.1% versus the prior quarter and down 6.0% in the annual comparison. Shareholders’ equity reached R$ 95,650 million in the period, up 1.6% quarterly and 5.4% over twelve months. Balance sheet R$ million Santander Brasil | 4th quarter of 2025 Earnings Release 20 Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Other operating income and expenses R$ million 4Q25 3Q25 4Q25 x 3Q25 4Q24 4Q25 x 4Q24 Results from credit cards (440) (476) -7.7% (435) 1.0% Provisions for contingencies (901) (957) -5.8% (924) -2.4% Other (1,268) (865) 46.5% (912) 39.1% Other operating income (expenses) (2,609) (2,298) 13.5% (2,271) 14.9% Other operating income and expenses amounted to an expense of R$ 2,609 million in 4Q25, increasing 13.5% in the quarter, driven by a lower contribution from monetary adjustment, higher transaction-related expenses, among other effects. Over the year, expenses increased 14.9%, impacted by the reclassifications required under CMN Resolution No. 4,966/21 Dec/25 Sep/25 Dec/25 x Sep/25 Dec/24 Dec/25 x Dec/24 Current assets and long-term assets 1,240,049 1,238,630 0.1% 1,319,296 -6.0% Cash and cash equivalents 7,633 10,739 -28.9% 17,505 -56.4% Financial assets measured at fair value through profit or loss 250,803 263,599 -4.9% - n.a. Financial assets measured at fair value through others comprehensive income 67,682 66,711 1.5% - n.a. Interbank investments measured at amortized cost 38,452 29,764 29.2% 110,781 -65.3% Securities financial instruments measured at amortized cost 117,944 124,346 -5.1% 322,945 -63.5% Lending operations 421,944 410,844 2.7% 423,899 -0.5% Other assets measured at amortized cost, other assets and tax assets 335,591 332,628 0.9% 444,166 -24.4% Permanent assets 15,575 15,247 2.1% 15,941 -2.3% Temporary assets 2,830 2,966 -4.6% 2,877 -1.7% Fixed assets 4,343 4,438 -2.1% 4,943 -12.1% Intangibles 8,402 7,843 7.1% 8,122 3.5% Total assets 1,255,624 1,253,877 0.1% 1,335,238 -6.0% Current liabilities and long-term liabilities 1,157,824 1,157,491 0.0% 1,243,244 -6.9% Financial liabilities at fair value through profit or loss 52,758 48,435 8.9% 34,948 51.0% Deposits 491,090 491,640 -0.1% 495,328 -0.9% Money market funding 149,753 158,330 -5.4% 150,478 -0.5% Borrowings 102,552 109,168 -6.1% 109,791 -6.6% Domestic onlendings - official institutions 10,742 9,740 10.3% 8,936 20.2% Funds from acceptance and issuance of securities 188,255 179,741 4.7% 164,264 14.6% Other financial liabilities measured at amortized cost, other liabilities and tax liabilities 162,673 160,437 1.4% 279,498 -41.8% Minority interest 2,150 2,214 -2.9% 1,250 72.0% Equity 95,650 94,171 1.6% 90,744 5.4% Total liabilities 1,255,624 1,253,877 0.1% 1,335,238 -6.0% Exposure Biggest debtor 6,248 10 biggest debtors 40,321 20 biggest debtors 60,262 50 biggest debtors 96,242 100 biggest debtors 129,354 Exposure / Total Portfolio 0.9% 5.6% 8.4% 13.4% 18.0% Dec/25 Sep/25 Dec/25 x Sep/25 Dec/24 Dec/25 x Dec/24 Individuals 253,124 249,025 1.6% 254,633 -0.6% Consumer finance 93,805 89,008 5.4% 83,029 13.0% SMEs 86,089 81,675 5.4% 76,636 12.3% Corporate 133,056 130,553 1.9% 135,358 -1.7% Total 566,074 550,261 2.9% 549,657 3.0% Private securities1 73,276 68,715 6.6% 67,933 7.9% Guarantees 68,850 69,825 -1.4% 65,103 5.8% Expanded portfolio 708,201 688,801 2.8% 682,693 3.7% Expanded loan portfolio R$ million Santander Brasil | 4th quarter of 2025 Earnings Release 21 (1) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes. (2) Including: the credit installments pending disbursement to construction companies/real estate developers, holdings in debentures, promissory notes, and mortgage receivables certificates (CRI). The loan portfolio totaled R$ 566,074 million in December 2025, up 2.9% quarterly, with growth across all major segments. Performance was led by a 5.4% increase in Consumer Finance and in SMEs, particularly in working capital. Similarly, the Individual loan portfolio rose 1.6% in the quarter, supported by credit cards (+9.3%) and mortgages (+2.7%), partially offset by declines in payroll loans (-3.2%) and rural credit (-2.3%), reflecting continued selectivity in origination and a focus on higher returns on capital. The Corporate portfolio grew 1.9% in the quarter, driven by foreign trade lines and FX effects. Excluding FX, growth would have been 0.5% over three months and 3.3% over the year. The total loan portfolio would have advanced 2.5% in the quarter and 4.4% over the year. The expanded portfolio, which includes structured capital markets operations with credit risk and guarantees, reached R$ 708,201 million, up 2.8% quarterly and 3.7% in the annual comparison, with notable growth in securities (+6.6% quarterly and +7.9% in the annual comparison). Excluding FX effects, the expanded portfolio would have risen 2.5% in the quarter and 4.9% over the year. Loan concentration2 R$ million – Dec/25 As of December 2025, only 18.0% of our credit exposure was concentrated among the top 100 largest debtors. Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Dec/25 Sep/25 Dec/25 x Sep/25 Dec/24 Dec/25 x Dec/24 Individuals1 253,124 249,025 1.6% 254,633 -0.6% Leasing / auto loan 7,009 7,258 -3.4% 9,098 -23.0% Credit card 65,414 59,863 9.3% 57,685 13.4% Payroll loans 61,209 63,235 -3.2% 71,124 -13.9% Mortgages 73,805 71,841 2.7% 67,346 9.6% Agricultural loans 9,040 9,253 -2.3% 10,666 -15.2% Personal loans / other 36,647 37,574 -2.5% 38,714 -5.3% Consumer finance 93,805 89,008 5.4% 83,029 13.0% Individuals 78,290 75,013 4.4% 70,910 10.4% Companies 15,515 13,995 10.9% 12,120 28.0% Corporate and SMEs1 219,145 212,229 3.3% 211,994 3.4% Leasing / auto loan 3,048 3,217 -5.3% 3,716 -18.0% Mortgages 4,180 4,132 1.2% 3,703 12.9% Trade finance 94,763 91,996 3.0% 95,975 -1.3% On-lending 9,759 8,361 16.7% 7,850 24.3% Agricultural loans 11,351 11,566 -1.9% 11,709 -3.1% Working capital / others 96,044 92,957 3.3% 89,042 7.9% Total 566,074 550,261 2.9% 549,657 3.0% Private securities2 73,276 68,715 6.6% 67,933 7.9% Guarantees 68,850 69,825 -1.4% 65,103 5.8% Expanded loan portfolio 708,201 688,801 2.8% 682,693 3.7% Santander Brasil | 4th quarter of 2025 Earnings Release 22 Individuals loan portfolio mix by product The Individuals loan portfolio totaled R$ 253,124 million in December 2025, up 1.6% in the quarter, led by advances in cards and mortgages. Over the year the portfolio contracted 0.6%, driven by payroll loan reductions. The personal credit-card portfolio reached R$ 65,414 million, up 9.3% in the quarter and 13.4% over the year, reinforcing our focus on transactionality. The mortgage portfolio also increased 2.7% in the quarter and 9.6% in the annual comparison. Payroll loans totaled R$ 61,209 million, down 3.2% in the quarter and 13.9% in the annual comparison, in line with our focus on higher-return products. Personal loans and other, which include renegotiated loans, declined 2.5% quarterly and 5.3% in the annual comparison, totaling R$ 36,647 million at period end. Individuals loan portfolio Loan portfolio by product R$ million Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation 27.9% 25.4% 24.2% 26.4% 28.8% 29.2% 22.7% 24.0% 25.8% 15.2% 15.1% 14.5% 4.2% 3.7% 3.6% 3.6% 2.9% 2.8% Dec/24 Sep/25 Dec/25 Payroll Loans Mortgages Credt Card Personal Loan/ Other Agribusiness Leasing/ Auto Loan Credit Card (1) There was migration between the products, without effect in the total portfolio by segment. For better comparison, we reclassified the lines for 2024. (2) Including mortgage receivables certificates - "CRI", agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, promissory notes, commercial papers, eurobonds and floating rates notes. 74% 73% 73% 26% 27% 27% 328,867 335,316 345,353 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 0% 20% 40% 60% 80% 100% 120% 140% Dec/24 Sep/25 Dec/25 Corporate SMEs Expanded corporate and SMEs loan portfolio mix by segment Consumer finance portfolio mix R$ million R$ million Consumerfinanceandautoloans Individual auto loan portfolio by channel Auto loan origination Portfolio LTV (Dec/25): R$ million R$ million CorporateandSMEsloans Santander Brasil | 4th quarter of 2025 Earnings Release 23 Expanded corporate and SMEs loan portfolio mix by instrument TheconsumerfinanceportfoliototaledR$93,805million,mostlyallocatedtovehicles,up5.4%inthequarterand13.0%overtheyear. ThetotalvehicleportfoliotoIndividuals,includingoperationsbytheconsumerfinanceunitandtheinternaldistributionchannels,reachedR$80,665millioninthequarter,up3.2%quarterlyand7.8%overtwelvemonths. TheexpandedCorporate&SMEsloanportfoliototaledR$345,353million,up3.0%inthequarterand5.0%overtheyear.InDecember2025,36.5%ofourexpandedCorporate&SMEsportfoliowascomposedofguaranteesandprivatesecurities(-0.2p.p.QoQand+1.0p.p.YoY). TheexpandedCorporateloanportfolioamountedtoR$250,509million,up2.0%quarterlyand2.3%intheannualcomparison,mainlysupportedbyforeigntradeandworking-capitallines.Privatesecuritiesgrew7.9%inthequarterand11.4%overtheyear,ledbydebentures.Guaranteesdeclined2.2%inthequarterandrose4.1%overtheyear.ExcludingFXeffects,theexpandedCorporateportfoliowouldhaveincreased1.2%inthequarterand5.1%overtheyear. TheexpandedSMEsloanportfolioreachedR$94,844million,up5.8%inthequarterand13.0%overtheyear,reflectingourenhancedofferingtothesegmentandfocusonstrengtheningprimaryrelationships. Ourcompetitiveedgeremainsanchoredinlendingexpertise,withconsumerfinancestandingoutasakeypillar.Cross-sellinitiativesandstrengthenedstrategicpartnershipswithsixofthetenlargestautomakerscontinuetosupportconsistentportfolioexpansionandleadershipinIndividualvehiclefinancing. 88% 88% 87% 12% 12% 13% 83,029 89,008 93,805 Dec/24 Sep/25 Dec/25 Vehicles Goods & Services 65,746 70,931 73,655 9,098 7,258 7,009 74,844 78,189 80,665 Dec/24 Sep/25 Dec/25 13,745 12,705 14,183 4Q24 3Q25 4Q25 36.5% 63.5% Private Securities and guarantees Loan porfolio Internal channel Santander Financiamentos Results Results Strategy Accounting and managerial results reconciliation Accounting and managerial results reconciliation 58.0% Dec/25 Sep/25 Dec/25 x Sep/25 Dec/24 Dec/25 x Dec/24 Tier I capital 94,548 92,862 1.8% 85,563 10.5% CET1 86,427 85,070 1.6% 77,548 11.4% Additional tier I 8,122 7,792 4.2% 8,015 1.3% Tier II capital 20,521 17,396 18.0% 15,488 32.5% Adjusted capital (tier I and II) 115,070 110,258 4.4% 101,051 13.9% Risk weighted assets (RWA) 747,715 724,933 3.1% 707,454 5.7% Credit risk capital requirement 627,240 617,085 1.6% 603,287 4.0% Market risk capital requirement 45,564 32,741 39.2% 43,524 4.7% Operational risk capital requirement 74,911 75,106 -0.3% 60,643 23.5% Basel ratio 15.4% 15.2% 0.2 p.p. 14.3% 1.1 p.p. Tier I (%) 12.6% 12.8% -0.2 p.p. 12.1% 0.6 p.p. CET1 (%) 11.6% 11.7% -0.2 p.p. 11.0% 0.6 p.p. Additional tier I (%) 1.1% 1.1% 0.0 p.p. 1.1% 0.0 p.p. Tier II (%) 2.7% 2.4% 0.3 p.p. 2.2% 0.6 p.p. Dec/25 Sep/25 Dec/25 x Sep/25 Dec/24 Dec/25 x Dec/24 Demand deposits 35,960 42,930 -16.2% 41,355 -13.0% Saving deposits 53,075 52,776 0.6% 57,453 -7.6% Time deposits 395,713 391,572 1.1% 390,230 1.4% Repo products1 18,907 10,497 80.1% 13,689 38.1% Mortgage (LCI) and agribusiness (LCA) credit notes 90,409 84,876 6.5% 78,246 15.5% Financial bills and others2 76,365 76,828 -0.6% 64,555 18.3% Funding from clients (A) 670,430 659,479 1.7% 645,526 3.9% (-) Reserve Requirements (91,037) (92,432) -1.5% (91,825) -0.9% Funding net of reserve requirements 579,393 567,047 2.2% 553,701 4.6% Borrowing and onlendings 11,006 10,034 9.7% 8,941 23.1% Subordinated debts 28,319 24,943 13.5% 23,342 21.3% Offshore funding 120,341 125,178 -3.9% 129,637 -7.2% Total funding (B) 739,059 727,203 1.6% 715,621 3.3% Assets under management3 435,736 441,129 -1.2% 429,432 1.5% Total funding and asset under management 1,174,794 1,168,332 0.6% 1,145,053 2.6% Total credit from clients4 (C) 639,350 618,976 3.3% 617,590 3.5% C/B (%) 86.5% 85.1% 1.4 p.p. 86.3% 0.2 p.p. C/A (%) 95.4% 93.9% 1.5 p.p. 95.7% -0.3 p.p. Funding Santander Brasil | 4th quarter of 2025 Earnings Release 24 R$ million (1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Includes the Private Banking. The customer funding balance reached R$ 670,430 million in December 2025, up 1.7% quarterly, mainly due to increases in repos, time deposits and LCI. The decline in demand deposits was driven largely by migration to time deposits. For the year, customer funding grew 3.9%, mainly driven by financial bills and LCI. We continue to optimize the liability mix with a larger Individuals share, reducing the bank’s funding cost while maintaining optimal liquidity indicators. The individuals segment currently represents 50% of funding, increasing 3 p.p. quarterly and up 5 p.p. over twelve months. Capital R$ million The BIS ratio reached 15.4%, up 0.2 p.p. QoQ, mainly explained by the quarter profit and the issuance of financial bills that compose Tier II, contributing to a 4.4% increase in regulatory capital above the growth in risk-weighted assets. Compared with the same period last year, the BIS ratio rose 1.1 p.p. CET1 reached 11.6%, down 0.2 p.p. in the quarter and up 0.6 p.p. over twelve months. Results Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation Reconciliation of accounting and managerial results For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below. Santander Brasil | 4th quarter of 2025 Earnings Release 25 Strategy Results Accounting and managerial results reconciliation Accounting and managerial results reconciliation (1) Currency Hedge: under Brazilian tax rules, gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable (deductible) for PIS/COFINS purposes. This tax treatment results in exchange rate exposure to taxes. A currency hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising fromoverseas investments (branches and subsidiaries); (2) Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided; (3) Amortizationof Goodwill: reversal of goodwillamortization expense; (4) Other events: Reclassifications from Other Operating Income/Expenses to Net Interest Income, Fees, and General Expenses. Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. 4Q25 Reclassifications 4Q25 R$ Million Accounting Exchange Hedge1 Credit Recovery2 Amort. of goodwill3 Profit Sharing FX Effects (net) Other events4 Managerial Net Interest Income 15,984 101 803 - - (1,444) (112) 15,332 Result from Loan Losses (5,180) - (813) - - - (112) (6,105) FX Effects (net) (1,444) - - - - 1,444 - - Net Interest Income After Loan Losses 9,359 101 (9) - - - (223) 9,227 Fees 6,095 - - - - - (341) 5,754 General Expenses (6,028) - - 64 (695) - 26 (6,633) Personnel Expenses (2,400) - - - (695) - 51 (3,044) Administrative Expenses (3,628) - - 64 - - (25) (3,589) Tax Expenses (1,370) (101) - - - - - (1,471) Investments in Affiliates and Subsidiaries 71 - - - - - - 71 Other Operating Income/Expenses (3,157) - 9 - - - 539 (2,609) Operating Income 4,971 - - 64 (695) - - 4,340 Non Operating Income 7 - - - - - - 7 Net Profit Before Tax 4,978 - - 64 (695) - - 4,347 Income Tax and Social Contribution (110) - - - - - - (110) Profit Sharing (695) - - - 695 - - - Minority Interest (150) - - - - - - (150) Net Profit 4,023 - - 64 - - - 4,086

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 4, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer